UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K, excluding Exhibits 99.1, 99.2 and 99.4, shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1, 99.2 and 99.4 hereto are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual and Extraordinary General Meeting

On June 6, 2023, Alvotech held its annual and extraordinary general meeting of shareholders (“2023 AGM”). A copy of the minutes of the proceedings of the 2023 AGM and an announcement of the results of the 2023 AGM are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K.

Amended and Restated Articles of Association

On June 6, 2023, the 2023 AGM approved the amended and restated articles of association of Alvotech. The amended and restated articles of association are filed as Exhibit 99.3 to this Report on Form 6-K.

Grant of Stock Options

On June 6, 2023, Alvotech announced that it had granted options to purchase a total of 109,524 shares to four members of its Board of Directors. The options are subject to a three-year vesting period and the exercise price of the stock options is $8.40 per share. A copy of the announcement is furnished as Exhibit 99.4 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2023 AGM Minutes.

99.2	Announcement of the results of the 2023 AGM.

99.3	Amended and restated articles of association of Alvotech.

99.4	Announcement Granting of Stock Options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: June 6, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel